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                           October 1, 2021

       Michael Leek
       Chief Executive Officer
       TC BioPharm (Holdings) Ltd
       Maxim 1, 2 Parklands Way
       Holytown, Motherwell, ML1 4WR
       Scotland, United Kingdom

                                                        Re: TC BioPharm
(Holdings) Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
17, 2021
                                                            CIK No. 0001872812

       Dear Dr. Leek:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A filed September 17, 2021

       Company, page 6

   1. At several points in the prospectus, the TCB008-002 and the TCB008-001 products are interchangeably
referenced as TCB002 and TCB001 respectively. Please resolve these discrepancies by
providing a uniform reference to each product.
       Risks Related to Development, Clinical Testing and Commercialization of Our Investigational
       Therapies and Any Future Therapeutic Candidates , page 21

   2. We note your response to our prior comment 6. To the extent the product candidates
 Michael Leek
FirstName  LastNameMichael
TC BioPharm   (Holdings) Ltd Leek
Comapany
October    NameTC BioPharm (Holdings) Ltd
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
         relating to your agreements with Nipro and bluebird inc. are material, the collaboration agreements supporting the development of these product candidates are material and should be fully described and filed as exhibits. If the product candidates are not material given their early stage of development, then please remove the references to these product candidates from your pipeline table. Additionally, we note that your response letter appears to indicate that these candidates are not currently undergoing any developmental or pre-clinical activities. If you choose to retain them in the table, please provide us with an analysis supporting your determination they are material candidates.
If we fail to comply with our obligations in the agreements under which we license our development or commercialization rights to product, page 39

3. We note your response to our prior comment 9 and your revised disclosure. Please revise to disclose all payments made to date for the UCLB license agreement, including the license fee and any milestone payments. In addition, please revise to disclose when the royalty provisions expire, the expiration date of the license, and to the extent that they are material, any milestone events that would lead to termination if the company did not achieve them.
Overview, page 67

4. We note your response to our prior comment 12 and your revisions. However, several assertions of efficacy or allusions to the likelihood of efficacy remain present in the disclosure. As efficacy determinations are solely within the FDA's authority and continue to be evaluated throughout all phases of clinical trials, please remove any such references that profess or imply efficacy in your prospectus. In your Business section, you may present objective, quantifiable results from trials without concluding efficacy. As a non-
         exhaustive list of illustrative examples only, we note the following:

                On page 67, you state: "In-house clinical studies have
demonstrated that TCB   s
              unmodified allogeneic GDT products are ...(ii) able to reduce cancer burden and improve life-expectancy of patients..." and that you "generated meaningful safety and efficacy data in [y]our TCB002 trials treating late-stage AML patients with no remaining treatment options . . ."
                On page 68 and page 75, "...our product is...capable of reducing cancer burden in late-stage AML patients"
                On page 75, " These promising early indications of efficacy were not expected given the refractory profile of the enrolled patients."
Clinical Outcomes, page 75

5. We note your disclosure that the TCB002 trial enrolled 8 patients, but we also note the following sentence stating that "Seven patients were treated with TCB002." Please revise to resolve the discrepancy.
 Michael Leek
TC BioPharm (Holdings) Ltd
October 1, 2021
Page 3
6. Please revise your narrative for TCB005/TCB006 to provide the appropriate explanatory information for an investor to understand all the graphics on page 78, as well as the significance of what the portrayed results mean for your preclinical trials (e.g., the purity and viability of GD-T cells). Currently, it is not clear to investors what the graphics are portraying or how the graphics contribute to your narrative. In your narrative, please ensure to briefly explain the significance of the following abbreviated terms "SSC-H
      (10^3)I", "PE-A", "CAR Expression", "Gamma T Cell Purity", "PBMC","LVV", "NTD",
      "DAP10."
7. We note your response to our prior comment 15 and the revisions to your disclosure.
      Please provide objective, quantified results for your secondary endpoint, "Quality of life determined by EORTC QLQ-C30 questionnaire" on page 75.
Pipeline and plan, page 76

8. We note your revisions in response to our prior comment 19. Please revise your pipeline table so that each clinical phase is graphically depicted in separate columns
      (e.g., Phase 1, Phase 2, Phase 3). Further, we note in the Status/Upcoming Milestone column that Phase 2 trials of TCB001 will commence in H2 2021, but in the pipeline table, the TCB001 arrow is in Phase 1b/2a and Phase 2a/3. We also note in the
      Status/Upcoming Milestone column that the Phase 1b/2a trials for TCB008-002 commence in H2 2021, but the arrow goes to the beginning of Phase 1b/2a. Please resolve these discrepancies.
       You may contact Angela Connell at 202-551-3426 or Christie Wong at 202-551-3684 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Leek
                                                             Division of
Corporation Finance
Comapany NameTC BioPharm (Holdings) Ltd
                                                             Office of Life
Sciences
October 1, 2021 Page 3
cc:       Andrew Hudders, Esq.
FirstName LastName